SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	)
	)	Certificate of
WGL HOLDINGS, INC.	)	Notification
WASHINGTON GAS LIGHT COMPANY	)
HAMPSHIRE GAS COMPANY	)	Pursuant to Rule 24
BRANDYWOOD ESTATES, INC.	)
CRAB RUN GAS COMPANY	)	Transactions
WASHINGTON GAS RESOURCES CORP.	)	During Period
PRIMARY INVESTORS, LLC	)
	)	April 1, 2002
File No. 70-9653)		through
	)	June 30, 2002
(Public Utility Holding Company Act of 1935))

TO THE SECURITIES AND EXCHANGE COMMISSION:

This certification is filed in compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935 and Securities and Exchange Commission Orders dated October 13, 2000 (HCAR No. 27253) November 13, 2000 (HCAR No. 27276), and May 24, 2001 (HCAR No. 27405). Those orders authorized financing transactions that are described more fully in the Form U-1 Application, filed March 31, 2000, as amended by Forms U-1/A Application/Declaration, filed on July 7, 2000, October 13, 2000, February 13, 2001, April 26, 2001 and May 22, 2001. This Certificate of Notification (“Certificate”) provides financial information required by the aforementioned Orders covering the period April 1, 2002 through June 30, 2002. In addition, this Certificate includes certain information associated with the WGL Holdings Inc. (WGL Holdings) Money Pool and certain investments in consumer financing companies.

Confidential treatment is requested for the Company’s response to certain information, pursuant to Rule 104(b). Instances in which the Company is requesting such confidential treatment are identified in the Company’s response:

(a)	The sales of Common Stock by WGL Holdings and the purchase price per share and the market price per share at the date of the agreement of sale:

During the period covered by this Certificate of Notification, WGL Holdings issued no Common Stock. Further, there were no public issuances of previously unissued stock by WGL Holdings during that period.

(b)	The total number of shares of Common Stock issued or issuable under options granted during the quarter under any stock plan or otherwise.

During the period covered by this Certificate of Notification, WGL Holdings did not issue any shares of Common Stock under options granted during the quarter under any stock plan or otherwise.

(c)	If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value of the company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror:

During the period covered by this Certificate, WGL Holdings or its subsidiaries issued no such Common Stock.

(d)	The amount and terms of any long-term debt, preferred stock, or other forms of preferred or equity linked securities issued directly or indirectly during the quarter by WGL Holdings:

During the period covered by this Certificate, no long-term debt, preferred stock or other forms of preferred or equity linked securities were issued directly or indirectly by WGL Holdings.

(e)	The amount and terms of any short-term debt issued by WGL Holdings or Washington Gas Light Company during the quarter:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(f)	The name of the guarantor and the beneficiary of any WGL Holdings guarantee or non-utility subsidiary guarantee issued during the quarter, and the amount, terms and purpose of the guarantee:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(g)	The amount and terms of any financings consummated by any non-utility subsidiary during the quarter that are not exempt under Rule 52:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(h)	The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(i)	The name, parent company, and amount invested in any new Intermediate Subsidiary or Financing Subsidiary during the quarter:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

(j)	A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing:

A U-6B-2 statement was filed on behalf of Washington Gas Light Company on June 17, 2002. The security covered was the issuance of a $25,000,000 unsecured Medium-Term Note issued on June 19, 2002 at a fixed interest rate of 5.90% which will mature in June 2012.

(k)	Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including WGL Holdings, that has engaged in any jurisdictional financing transactions during the quarter.

See SEC Form 10-Q for the quarter ended June 30, 2002, which was filed on August 14, 2002, by WGL Holdings and Washington Gas Light Company as co-registrants. That SEC Form 10-Q contains the consolidated balance sheets of WGL Holdings and Washington Gas Light Company, and is incorporated herein by reference.

Confidential treatment is requested pursuant to Rule 104(b) for the portion of this response applicable to information regarding jurisdictional financings by non-utility subsidiary companies.

(l)	Formation of new or investments in existing Intermediate or Financing subsidiaries:

Confidential treatment for the full response to this item is requested pursuant to Rule 104(b).

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned Company has caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

WGL Holdings, Inc.

By:	/s/ Mark P. O’Flynn . Mark P. O’Flynn Controller

Date:	August 29, 2002